CANADIAN WESTERN BANK
Think Western®

NEWS RELEASE

CWB Reports Record Quarterly Net Income and Revenues

6% loan growth in the third quarter
17% increase to quarterly dividend

Edmonton, September 7, 2006 – Canadian Western Bank (CWB on TSX) today announced record quarterly earnings and total revenues for its 73rd consecutive profitable quarter.

Third quarter net income of $17.7 million and diluted earnings per share (EPS) of $0.56 increased 16% and 14% respectively over the same quarter in 2005. Reported net earnings included a $1.2 million ($0.03 per diluted common share) tax expense related to the write-down of future tax assets due to reductions in future corporate income tax rates. Excluding the impact of this tax expense, net income increased 24% over one year ago, while diluted EPS grew 20%.

Third Quarter Highlights:

(three months ended July 31, 2006 compared with three months ended July 31, 2005, unless otherwise noted)

- Record quarterly net income of $17.7 million, up 16% (up 24% excluding the $1.2 million write-down of future tax assets).
- Record total revenues (teb[1]) of $56.9 million, up 15%.
- Diluted earnings per share for the quarter of $0.56, up 14% (up 20%, to $0.59 excluding the $1.2 million write-down of future tax assets).
- Loan growth of 6% in the third quarter and 25% in the last twelve months.
- Return on equity of 14.2%, an increase of 40 basis points (an increase of 140 basis points to 15.2% excluding the $1.2 million write-down of future tax assets).
- Efficiency ratio (teb) of 45.6%, an improvement of 90 basis points.
- Net income and diluted EPS for the nine months ended July 31, 2006 increased 28% and 26% respectively.

[1] Taxable equivalent basis. See definition following Financial Highlights table.

Very strong loan growth of 6% in the quarter and 25% over the past twelve months contributed to record quarterly total revenues, on a taxable equivalent basis, of $56.9 million or 15% higher than the third quarter last year.

The Board of Directors today declared a quarterly dividend of $0.14 per common share, payable on October 5, 2006 to shareholders of record on September 21, 2006. This dividend represents an increase of 17% over the previous quarterly dividend and 40% over the quarterly dividend declared one year ago.

As announced on August 31, 2006, Canadian Western Bank Capital Trust issued $105 million of trust capital securities – Series 1 (WesTS). The WesTS qualify as Tier 1 regulatory capital of CWB and will support the Bank's ongoing growth and other strategic initiatives without diluting the interests of existing shareholders.

"These results reflect both the increasing value of our Think Western® approach to business and the current economic strength in Western Canada," said Larry Pollock, President and CEO of Canadian Western Bank. "The addition of innovative Tier 1 capital will support continued high quality growth in all areas of our business and provide greater flexibility in considering strategic acquisitions and further dividend increases," added Mr. Pollock.

Both operating segments reported record net income in the third quarter. Banking and trust operations achieved quarterly net income of $15.8 million and a 15% year-over-year increase in total revenues (teb). Insurance operations contributed quarterly net income of $1.9 million, largely due to a 28% increase in net earned premiums (teb) and a consistent claims loss ratio of 64%.

Financial Highlights

(unaudited) ($ thousands, except per share amounts)	For the three months ended July 31 2006	April 30 2006	July 31 2005	Change from July 31 2005	For the nine months ended July 31 2006	July 31 2005	Change from July 31 2005
Results of Operations							
Net interest income (teb - see below)	**$ 42,942**	$ 40,058	$ 36,964	16 %	**$ 122,714**	$ 102,912	19 %
Less teb adjustment	**1,039**	973	956	9	**2,884**	2,639	9
Net interest income per financial statements	**41,903**	39,085	36,008	16	**119,830**	100,273	20
Other income	**13,942**	12,953	12,585	11	**39,491**	34,015	16
Total revenues (teb)	**56,884**	53,011	49,549	15	**162,205**	136,927	18
Total revenues	**55,845**	52,038	48,593	15	**159,321**	134,288	19
Net income	**17,693**	16,667	15,212	16	**50,798**	39,577	28
Return on common shareholders' equity	**14.2%**	14.3%	13.8 %	40 bp[(1)]	**14.2%**	12.6%	160 bp
Return on average total assets	**1.06**	1.10	1.13	(7)	**1.09**	1.02	7
Earnings per common share							
Basic	**$ 0.57**	$ 0.54	$ 0.50	14 %	**$ 1.65**	$ 1.32	25 %
Diluted	**0.56**	0.52	0.49	14	**1.60**	1.27	26
Efficiency ratio (teb)	**45.6%**	47.1%	46.5 %	(90) bp	**46.4%**	48.6	(220) bp
Efficiency ratio	**46.4**	47.9	47.4	(100)	**47.2**	49.5	(230)
Net interest margin (teb)	**2.58**	2.64	2.75	(17)	**2.63**	2.66	(3)
Net interest margin	**2.52**	2.57	2.67	(15)	**2.57**	2.59	(2)
Provision for credit losses as a percentage of average loans	**0.19**	0.20	0.23	(4)	**0.20**	0.25	(5)
Per Common Share							
Cash dividends	**$ 0.12**	$ 0.12	$ 0.10	20 %	**$ 0.36**	$ 0.28	29 %
Book value	**16.24**	15.79	14.57	11	**16.24**	14.57	11
Closing market value	**45.48**	42.49	31.07	46	**45.48**	31.07	46
Common shares outstanding (thousands)	**30,847**	30,764	30,577	1	**30,847**	30,577	1
Balance Sheet and Off-Balance Sheet Summary							
Assets	**$ 6,871,121**	$ 6,475,759	$ 5,423,947	27 %			
Loans	**5,466,969**	5,144,055	4,384,646	25			
Deposits	**5,944,676**	5,562,606	4,670,659	27			
Subordinated debentures	**198,126**	198,126	128,126	55			
Shareholders' equity	**500,925**	485,691	445,407	12			
Assets under administration	**3,192,116**	3,105,873	2,788,785	14			
Capital Adequacy							
Tangible common equity to risk-weighted assets	**8.7%**	8.9%	9.9 %	(120) bp			
Tier 1 ratio	**8.7**	8.9	9.9	(120)			
Total ratio	**12.3**	12.7	12.8	(50)			

(1) bp - basis point change.

Taxable Equivalent Basis (teb)
Most banks analyse revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividends received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate. The taxable equivalent basis does not have a standardized meaning prescribed by generally accepted accounting principles (GAAP) and therefore may not be comparable to similar measures presented by other banks.

Canadian Western Bank (CWB or the Bank) is pleased to report very strong results for the third quarter of 2006, highlighted by record net income and total revenues (teb), as well as 6% quarterly loan growth. The period also marked the Bank's 73rd consecutive profitable quarter, a period spanning more than 18 years.

Third quarter net income of $17.7 million increased 16% over the same period in 2005, while diluted earnings per share (EPS) increased 14% to $0.56. These results were reduced by a $1.2 million ($0.03 per diluted common share) tax expense resulting from the write-down of future tax assets to reflect lower future corporate income tax rates. Excluding this impact, net income and diluted earnings per share increased 24% and 20% respectively over the third quarter in 2005.

Increasing the Bank's return on equity through continued high quality asset growth and an efficient capital structure is a key objective of CWB's long-term business plan. The issuance of $105 million of non-dilutive, innovative Tier 1 capital subsequent to quarter end adds a new component to our capital structure. Our strengthened capital position will allow us to benefit from our growth strategies and Western Canada's favourable economic conditions without diluting the interests of existing shareholders. The additional capital will also provide greater flexibility in considering strategic acquisitions and increases to common share dividends. We are especially pleased these securities were placed privately, as this confirms the growing market acceptance of our bank with Canada's institutional investors.

Disclosure Procedures

Prior to its release, this quarterly report to shareholders was reviewed by the Audit Committee and, on the Audit Committee's recommendation, approved by the Board of Directors of Canadian Western Bank, consistent with our practice in prior quarters.

Share Price Performance

CWB shares ended the third quarter at $45.48, up from $31.07 one year ago. The effective return for shareholders over this period was 48%, including reinvested dividends. This compares very favourably to the 8% return earned by the S&P/TSX Financials Index over the same timeframe.

Dividends

At their meeting on September 7, 2006, CWB's Board of Directors declared a quarterly dividend of $0.14 per common share, payable on October 5, 2006 to shareholders of record on September 21, 2006. This dividend represents an increase of 17% over the previous quarterly dividend and 40% over the quarterly dividend declared one year ago.

Loan Growth

Total loans increased 6% in the third quarter, 19% on a year-to-date basis and 25% over July 31, 2005. CWB's highly personalized service and growing brand recognition, combined with Western Canada's positive economic activity continued to drive these very strong results. Alberta and British Columbia were the primary sources of growth in the quarter. Loan activity in Saskatchewan and Manitoba was also favourable. New loan deal flow remains very strong.

The industrial lending division has been performing particularly well and has achieved 21% loan growth through the first nine months of the year. This type of business lending represents a specialized niche for CWB that provides a premium yield, diversification within our loan portfolio and increased exposure in our markets. The industrial loan portfolio surpassed $1 billion this quarter and is on pace to deliver a second consecutive year of growth in excess of 20%.

Outstanding balances for the Bank's alternative mortgage business, recently branded as Optimum Mortgage, totaled $189 million at July 31, 2006, an increase of $37 million in the quarter and 130% year-to-date. While Optimum Mortgage represents only a small percentage of total loans, these results have already significantly exceeded our fiscal 2006 target of doubling the outstanding balances in this portfolio. We will continue to promote and look for new opportunities to grow this line of business.

Net Interest Margin

CWB's quarterly net interest margin (teb) of 2.58% decreased from the third quarter last year, which benefited from increased interest penalties from higher volumes of early loan payouts. Net interest margin was also down from the prior quarter, due to higher liquidity as well as prosperous economic conditions across Western Canada that have generally resulted in increased competition and tighter pricing on loans. Strong growth in branch-generated deposits in the quarter and the last year has kept pace with loan growth and had a stabilizing effect on net interest margin.

Credit Quality

A combination of favourable economic conditions and disciplined credit underwriting has allowed the Bank to maintain its consistent quarterly provision for credit losses despite the significant growth in the loan portfolio. Credit quality remained very strong and the total allowance for credit losses represented 596% of gross impaired loans at July 31, 2006. The general allowance for credit losses was also strengthened in the quarter by a $2.0 million recovery on one commercial loan originally provided for in fiscal 2004.

Trust Services

Canadian Western Trust Company (CWT) and Valiant Trust Company (Valiant) continued to perform very well in the third quarter. Trust services fee income was a record $2.8 million, up 4% over the previous quarter and 34% from one year ago. Valiant's revenues were favourably impacted by larger trust account balances due to increased business volumes, as well as higher interest rates on those balances. Total trust assets under administration totaled $3.2 billion at quarter end and have grown 20% year-to-date.

Insurance

The Bank's insurance subsidiary, Canadian Direct Insurance Incorporated, reported record net earnings of $1.9 million in the third quarter, a 16% increase over the same quarter last year. Insurance operations continue to provide an important contribution towards the Bank's consolidated results and management is seeking additional growth opportunities within this pillar of the financial services industry. During the quarter, Canadian Direct Insurance celebrated 10 years of providing home and automobile insurance directly to its customers.

Outlook

CWB continues to expand its presence in Western Canada through accretive organic growth achieved through execution of its proven business plan. Increasing recognition of our Think Western® approach to business and a favourable economic outlook for our defined markets are expected to contribute to ongoing strong and high quality financial results through the remainder of 2006 and beyond. The Bank is strengthening its focus on people, processes and infrastructure to ensure we have the right tools in place on a timely basis to support growth and enhance our businesses as we move forward.

We look forward to reporting our results for the fourth quarter and fiscal 2006 on December 7, 2006.

Q3 Results Conference Call

CWB's third quarter results conference call is scheduled for Thursday, September 7, 2006 at 3:30 p.m. ET (1:30 p.m. MT). The Bank's executives will comment on the third quarter results and respond to questions from analysts and institutional investors.

You may access the call on a listen-only basis by dialing 416-644-3424 or toll-free 1-800-814-3911. The call will also be broadcast live on the Bank's website, www.cwbank.com. The webcast will be archived on the Bank's website for 60 days.

A replay of the conference call will be available until September 21, 2006 by dialing 416-640-1917 (Toronto) or 1-877-289-8525 (toll-free) and entering passcode 21176305#.

About Canadian Western Bank

Canadian Western Bank offers highly personalized service through 31 branch locations and is the only publicly traded Schedule I chartered bank headquartered in and regionally focused on Western Canada. The Bank, with total balance sheet assets of $6.9 billion and assets under administration of $3.2 billion, specializes in mid-market commercial lending and offers a full range of retail services. Trust services to independent financial advisors, corporations, income trusts and individuals are also provided through the Bank's wholly owned subsidiaries, Canadian Western Trust Company and Valiant Trust Company. Canadian Direct Insurance Incorporated is a wholly owned subsidiary providing personal automobile and property insurance directly to customers in British Columbia and Alberta. The common shares of Canadian Western Bank are listed on the Toronto Stock Exchange under the trading symbol of 'CWB'. For more information see the Bank's website at www.cwbank.com.

FOR FURTHER INFORMATION CONTACT:

Larry M. Pollock
President and Chief Executive Officer
Canadian Western Bank
Phone: (780) 423-8888

Kirby Hill
Senior Manager, Investor and Public Relations
Canadian Western Bank
Phone: (780) 441-3770
E-mail: kirby.hill@cwbank.com

This management's discussion and analysis (MD&A) should be read in conjunction with the unaudited interim consolidated financial statements for the period ended July 31, 2006, as well as the audited consolidated financial statements and MD&A for the year ended October 31, 2005, which are available on SEDAR at www.sedar.com. Except as discussed below, the factors discussed and referred to in the MD&A for fiscal 2005 remain substantially unchanged.

Overview

Canadian Western Bank (CWB or the Bank) reported third quarter net income of $17.7 million, a 16% ($2.5 million) increase over the same quarter last year. These record earnings marked the Bank's 73rd consecutive quarter of profitability, a period spanning more than 18 years. Consolidated results included banking and trust segment earnings of $15.8 million and a $1.9 million contribution from Canadian Direct Insurance Incorporated (Canadian Direct). Quarterly net income was negatively impacted by a $1.2 million tax expense ($0.03 per diluted common share) related to the write-down of future tax assets due to enacted reductions to federal and provincial income tax rates. Excluding this tax item, quarterly net income and diluted earnings per share were up 24% and 20% respectively, over the same period one year ago.

Third quarter net income increased 6% ($1.0 million) over the previous quarter due to continued strong results from both operating segments and three more interest and premium-earning days. Year to date net income was $50.8 million, up 28% over the same period last year.

Total revenues, on a tax equivalent basis (teb – see definition following Financial Highlights table) increased 15% over the same quarter last year and 7% over the previous quarter. Net interest income (teb) increased 16% over the previous year due to very strong loan growth, while other income was up 11% over the same timeframe due to record contributions from insurance and trust operations, as well as higher credit related fee income.

Third quarter diluted earnings per share increased 14% to $0.56, up from $0.49 one year ago. Year-to-date diluted earnings per share were $1.60, up 26% from $1.27 in the same period last year. Return on equity was 14.2% in the third quarter, or 15.2% excluding the impact of the previously noted $1.2 million tax adjustment. Year-to-date return on equity of 14.2% compared very positively to 12.6% one year earlier. Third quarter return on assets was 1.06%, or 1.13% excluding the tax adjustment. Year-to-date return on assets was 1.09% representing a 7 basis point improvement over 1.02% in the previous year.

Total Revenues (teb)

Total revenues (teb), which are comprised of net interest income and other income, were a record $56.9 million in the quarter, up 15% ($7.3 million) over the third quarter last year. Year-to-date total revenues (teb) were $162.2 million, up 18% ($25.3 million) over the same period in fiscal 2005.

Net Interest Income (teb)

Net interest income (teb) totaled $42.9 million in the quarter, an increase of 16% ($6.0 million) over one year ago. This increase reflects 24% growth in average interest-earning assets and a net interest margin (teb) of 2.58%, compared to 2.75% one year ago. The year-over-year decrease in net interest margin (teb) primarily reflects lower interest penalties than the third quarter last year which benefited from higher volumes of early loan payouts. Increased loan pricing competition as well as higher liquidity and debenture interest costs were additional factors contributing to the year-over-year decrease.

On a year-to-date basis, net interest income (teb) of $122.7 million increased 19% ($19.8 million) over one year ago. Net interest margin (teb) was 2.63% through nine months, compared to 2.66% in the prior year. This decrease was primarily due to lower interest penalties, higher debenture interest costs and increased loan competition, partially offset by an improved deposit mix.

In comparison to the second quarter, third quarter net interest income (teb) increased 7% ($2.9 million) due to a 6% increase in average interest earning assets and the impact of three additional days, partially offset by a reduction in net interest margin (teb). The six basis point quarterly decline in

margin from 2.64% last quarter was primarily attributed to loan pricing competition and increased balances held in lower yielding liquid assets.

Note 8 to the unaudited interim financial statements summarizes the Bank's interest rate risk position as at July 31, 2006. Interest rate risk or sensitivity is defined as the impact on net interest income, both current and future, resulting from a change in market interest rates. Based on the interest rate gap position as at July 31, 2006, it is estimated that a one percentage point increase in all interest rates would increase net interest income by approximately 0.2%. This compares to April 30, 2006, when a one percentage point increase in all interest rates would have increased net interest income by approximately 1.0%.

Other Income

Other income was $13.9 million in the third quarter, an increase of 11% ($1.4 million) over the same quarter last year and 8% ($1.0 million) over the previous quarter. This increase primarily reflects record quarterly contributions from insurance and trust operations, as well as higher credit related fee income. Year-to-date other income was up 16% to $39.5 million and reflects continued strong growth across both business segments.

Unrealized losses in the securities portfolio at July 31, 2006 totaled $4.3 million, compared to $4.1 million at the end of the second quarter and unrealized gains of $1.2 million one year ago. These fluctuations are primarily attributed to changes in interest rates and shifts in the yield curve. Investments within the securities portfolio are not held for trading purposes and are typically held until maturity.

Credit Quality

Credit quality remained very strong through the third quarter and provisions for credit losses were unchanged from the previous quarter at $2.6 million. The quarterly provision for credit losses measured as a percentage of average loans was 19 basis points in the third quarter, compared to 20 basis points in the previous quarter and 23 basis points one year ago. This decrease reflects continued strong growth in the Bank's loan portfolio.

Total gross impaired loans were $8.6 million at the end of the third quarter, compared to $11.4 million last quarter and $15.8 million one year ago. While the dollar level is expected to fluctuate over time, gross impaired loans remained at historically low levels due to a continued strong credit environment and successful resolutions of problem accounts. The overall quality of the loan portfolio is expected to remain strong.

The Bank's total allowance for credit losses (general and specific) increased $4.4 million to $51.0 million at the end of the quarter. This increase includes a $2.0 million recovery on one commercial loan originally provided for in fiscal 2004. The total allowance for credit losses was 596% of gross impaired loans at July 31, 2006, compared to 409% at the end of the previous quarter and 288% one year ago. The general allowance represented 88 basis points of risk-weighted loans at the end of the quarter, compared to 82 basis points last quarter and one year ago.

Non-interest Expenses

Non-interest expenses were $25.9 million in the third quarter, an increase of 13% ($2.9 million) over the same period in 2005 and 4% ($1.0 million) over the previous quarter. Year-to-date, non-interest expenses increased 13% over the comparative period in fiscal 2005 to $75.2 million. Increased non-interest expenses primarily reflect higher staffing complements necessary to facilitate growth, as well as annual salary increments and additional adjustments due to sustained economic pressures. Higher premise and equipment costs associated with improvements and expansion to the Bank's infrastructure were additional factors contributing to the increase.

CWB's efficiency ratio (teb), which measures non-interest expenses as a percentage of total revenues, was 45.6% in the quarter, a 90 basis point improvement over the comparable period in fiscal 2005. The efficiency ratio through nine months was 46.4%, representing a 220 basis point improvement over one year ago. CWB continues to be an industry leader in this measure.

Income Taxes

The income tax rate (teb) was 36.0% for the first nine months of 2006, compared to 37.0% one year ago. The year-to-date tax rate before the teb adjustment was 33.6%, compared to 34.2% in the prior year. Excluding the impact of the previously noted $1.2 million tax expense related to the write-down of future tax assets, the income tax rate (teb) was 33.6% for the third quarter and 34.5% for the first nine months of 2006. Looking forward, the reductions in federal and provincial income tax rates announced this year will have a positive impact on overall tax rates and cash tax paid on future earnings.

Balance Sheet

Total assets were $6,871 million at July 31, 2006, an increase of 6% ($395 million) in the third quarter and 27% ($1,447 million) over the past year.

Cash and Securities

Cash, securities and securities purchased under resale agreements totaled $1,256 million at the end of the third quarter, compared to $1,193 million at April 30, 2006 and $910 million one year ago.

Loans

Total loans were $5,467 million at July 31, 2006, an increase of 6% ($323 million) in the quarter and 25% ($1,082 million) over the past twelve months. Quarterly loan growth was strongest in Alberta, while results in British Columbia also continued to be very positive. All lending divisions continued to perform well with real estate and industrial loans contributing the largest portion of the quarterly increase. New deal flow remains strong and the Bank has already achieved its 17th consecutive year of double-digit loan growth.

Deposits

Deposits raised through the Bank's branch network and Canadian Western Trust Company totaled $3,902 million at July 31, 2006, an increase of 6% ($207 million) in the quarter and 26% ($815 million) in the last twelve months. The lower cost demand and notice component increased 2% ($34 million) in the quarter and 27% ($326 million) over the past year. A significant portion of the year-over-year growth in total branch deposits reflects larger commercial and wholesale balances, which can be subject to greater fluctuation. Year-to-date growth in branch deposits was consistent with loan growth and lower costs associated with this source of funds had a positive impact on the Bank's net interest margin over the same timeframe.

Total deposits at July 31, 2006, including corporate wholesale balances and those raised through agent networks were $5,945 million, an increase of 7% ($382 million) in the quarter and 27% ($1,274 million) in the last twelve months. Both branch deposits and demand and notice deposits as a percentage of total deposits have remained consistent with last quarter and one year ago.

Other Assets and Other Liabilities

Other assets were $148 million at July 31, 2006, compared to $138 million at April 30, 2006 and $130 million one year ago. Other liabilities of $227 million compared to $229 million at the end of the previous quarter and $180 million one year ago.

Off-Balance Sheet

Off-balance sheet assets include trust assets under administration, which totaled $3,192 million at July 31, 2006, compared to $3,106 million at the end of the second quarter and $2,789 million one year ago. Other off-balance sheet assets are composed of standard industry credit instruments (guarantees, standby letters of credit and commitments to extend credit) and derivative financial instruments (primarily interest rate swaps) used to manage sensitivity to interest rate changes. For additional information regarding other off-balance sheet assets please refer to Notes 20 and 25 to the audited consolidated financial statements on pages 63 and 67 respectively in the Bank's 2005 Annual Report.

Capital Management

CWB's total capital adequacy ratio, which measures regulatory capital as a percentage of risk-weighted assets, was 12.3% at the end of the third quarter, compared to 12.7% at the end of the second quarter and 12.8% one year ago. The Tier 1 ratio was 8.7% at July 31, 2006, compared to 8.9% in the previous quarter and 9.9% one year ago. Reduced capital ratios reflect the Bank's significant asset growth. The issuance of $105 million of non-dilutive, innovative Tier 1 capital subsequent to quarter end will provide necessary and efficient support for continued high quality growth across all lines of business. The pro forma total capital ratio, including the new Tier 1 capital, would be 14.1% at July 31, 2006 while the Tier 1 ratio would be 10.2%.

Book value per common share at July 31, 2006 was $16.24, compared to $15.79 at April 30, 2006 and $14.57 one year ago.

Common shareholders received a quarterly cash dividend of $0.12 per common share on July 6, 2006. On September 7, 2006, the Board of Directors declared a quarterly dividend of $0.14 per common share payable on October 5, 2006 to shareholders of record on September 21, 2006. This dividend represents an increase of 17% over the previous quarterly dividend and 40% over the quarterly dividend declared one year ago.

Accounting Policies and Critical Accounting Estimates

Significant accounting policies are detailed in the notes to the Bank's October 31, 2005 audited consolidated financial statements. There were no new significant accounting policies adopted in the first three quarters for purposes of presenting the Bank's financial statements under Canadian generally accepted accounting principles.

Included on pages 40 and 41 of the Bank's 2005 Annual Report is a discussion of certain accounting policies considered particularly important, as they require management to make significant estimates or judgments, some of which may relate to matters that are inherently uncertain.

Updated Share Information

As at August 31, 2006 there were 30,849,556 common shares outstanding. Employee stock options were also outstanding, which are or will be exercisable for up to 2,671,466 common shares (2,816,466 authorized) for maximum proceeds of $67.9 million. Outstanding options include 160,000 options that are subject to shareholder and Toronto Stock Exchange approval.

Summary of Quarterly Financial Information

	2006			2005				2004
($ thousands)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total revenues (teb)	$ **56,884**	$ 53,011	$ 52,310	$ 48,954	$ 49,549	$ 44,125	$ 43,253	$ 41,127
Total revenues	**55,845**	52,038	51,438	47,618	48,593	43,242	42,453	39,814
Net income	**17,693**	16,667	16,438	14,814	15,212	12,149	12,216	12,787
Earnings per common share								
Basic	**0.57**	0.54	0.54	0.48	0.50	0.40	0.42	0.47
Diluted	**0.56**	0.52	0.52	0.47	0.49	0.39	0.40	0.43
Total assets ($ millions)	**6,871**	6,476	6,021	5,705	5,424	5,260	5,105	4,919

For details on variations between the prior quarters see the summary of quarterly results section of the Bank's MD&A for the year ended October 31, 2005 and the individual quarterly reports to shareholders which are available on SEDAR at www.sedar.com.

Results by Business Segment

CWB operates in two business segments: 1) banking and trust, and 2) insurance.

Banking and Trust

The operations of the banking and trust segment include commercial and retail banking services, as well as personal and corporate trust services provided through CWB's wholly owned subsidiaries, Canadian Western Trust Company and Valiant Trust Company.

The banking and trust segment generated third quarter net income of $15.8 million, representing a 16% ($2.2 million) increase over the third quarter last year and 29% year-to-date. These results mark the fifth consecutive quarter of record net income. Third quarter total revenues (teb) also set a new record, increasing 15% ($7.0 million) over the third quarter last year and 19% year-to-date. Increased revenues and net income primarily reflect 25% year-over-year loan growth, as well as continued strong growth in trust services and credit related fee income.

Non-interest expenses increased 13% ($2.7 million) over the same quarter last year and 14% year-to-date. Increases primarily reflect costs associated with higher staffing levels necessary to facilitate growth, as well as annual salary increments and additional adjustments due to sustained economic pressure. Revenue growth continues to outpace growth in expenditures and the efficiency ratio (teb) in the third quarter improved noticeably to 45.7%, a 110 basis point improvement over the prior year and 220 basis points better on a year-to-date basis.

The quarterly net interest margin decreased 19 basis points from the same period last year primarily because the third quarter of 2005 benefited from higher interest penalties collected on early loan payouts. Year-to-date net interest margin was down four basis points from 2005 primarily reflecting lower prepayment penalties, higher debenture interest costs and increased loan competition, partially offset by an improved deposit mix. Credit quality remained very strong and third quarter provisions for credit losses represented 19 basis points of average loans in the third quarter compared to 23 basis points one year ago.

	For the three months ended			Change from	For the nine months ended		Change from
($ thousands)	**July 31 2006**	April 30 2006	July 31 2005	July 31 2005	**July 31 2006**	July 31 2005	July 31 2005
Net Interest income (teb)	**$ 42,071**	$ 39,260	$ 36,287	16 %	**$ 120,278**	$ 101,184	19 %
Other income	**9,889**	9,389	8,709	14	**28,339**	23,659	20
Total revenues (teb)	**51,960**	48,649	44,996	15	**148,617**	124,843	19
Provision for credit losses	**2,550**	2,550	2,500	2	**7,650**	7,600	1
Non-interest expenses	**23,746**	22,982	21,039	13	**69,100**	60,849	14
Provision for income taxes (teb)	**9,888**	8,008	7,898	25	**26,036**	20,801	25
Net income	**$ 15,776**	$ 15,109	$ 13,559	16 %	**$ 45,831**	$ 35,593	29 %
Efficiency ratio (teb)	**45.7%**	47.2%	46.8%	(110) bp	**46.5%**	48.7%	(220) bp
Net interest margin (teb)	**2.58**	2.65	2.77	(19)	**2.64**	2.68	(4)
Average loans (millions)	**$ 5,249**	$ 4,993	$ 4,272	23 %	**$ 4,987**	$ 4,129	21 %
Average assets (millions)	**6,459**	6,086	5,204	24	**6,092**	5,044	21

bp – basis point.

teb – taxable equivalent basis, see definition following Financial Highlights table.

Insurance

The insurance segment consists of the operations of CWB's wholly owned subsidiary Canadian Direct Insurance Incorporated, which provides home and automobile insurance directly to individuals in British Columbia and Alberta.

Canadian Direct generated record quarterly net income of $1.9 million, including a $0.3 million before tax loss related to the Alberta automobile insurance risk sharing pools. Segment earnings increased 23% over the previous quarter and 16% over the same quarter last year, driven by a 28% increase in net earned premiums primarily due to reduced reliance on quota share reinsurance. Despite losses related to the Alberta risk sharing pools, the claims loss ratio remained stable at 64%.

Year-to-date net income was 25% higher than the same period last year largely due to the factors noted earlier. The Alberta risk sharing pools reduced earnings before tax by $0.6 million, compared to an increase of $0.2 million last year. Automobile policy growth in fiscal 2006 has been constrained in British Columbia by the Insurance Corporation of British Columbia's aggressive optional automobile pricing strategy and in Alberta by staffing challenges resulting from the very strong economy as well as a diminishing price advantage as other providers have been required to reduce automobile insurance premiums.

The Province of Alberta has announced a further reduction in compulsory automobile insurance premiums, effective for policies issued or renewed after November 1, 2006. As Canadian Direct is already a low cost provider of automobile insurance, it has received exemptions from the previous two mandatory rollbacks and has made application for a further exemption to the Superintendent of Insurance.

($ thousands)	For the three months ended July 31 2006	April 30 2006	July 31 2005	Change from July 31 2005	For the nine months ended July 31 2006	July 31 2005	Change from July 31 2005
Net interest income (teb)	$ 871	$ 798	$ 677	29 %	$ 2,436	$ 1,728	41 %
Other income (net)							
Net earned premiums	22,086	19,138	17,255	28	60,965	47,779	28
Commissions and processing fees	1,261	1,159	1,601	(21)	3,499	4,926	(29)
Net claims and adjustment expenses	(14,179)	(12,173)	(11,114)	28	(39,732)	(30,757)	29
Policy acquisition costs	(5,122)	(4,519)	(4,024)	27	(13,681)	(11,820)	16
Insurance revenue (net)	4,046	3,605	3,718	9	11,051	10,128	9
Gains (losses) on sale of securities	7	(41)	158	nm	101	228	(56)
Total revenues (net) (teb)	4,924	4,362	4,553	8	13,588	12,084	12
Non-interest expenses	2,192	1,960	1,980	11	6,119	5,669	8
Provision for income taxes (teb)	815	844	920	(11)	2,502	2,431	3
Net income	$ 1,917	$ 1,558	$ 1,653	16 %	$ 4,967	$ 3,984	25 %
Policies outstanding	156,305	153,660	147,628	6 %	156,305	147,628	6 %
Gross written premiums	$ 29,301	$ 25,023	$ 25,581	15	$ 74,066	$ 67,870	9
Claims loss ratio(1)	64 %	64 %	64 %	- bp	65 %	64 %	100 bp
Expense ratio(2)	28	27	26	200	27	26	100
Combined ratio(3)	92	91	90	200	92	90	200
Alberta auto insurance risk sharing pools impact on net income before tax	$ (261)	$ (86)	$ 150	nm	$ (596)	$ 188	nm
Average cash and securities (millions)	89	80	71	25 %	83	65	27 %
Average total assets (millions)	149	140	130	15	143	124	16

bp – basis point.
teb – taxable equivalent basis, see definition following Financial Highlights table.
nm – not meaningful.

(1) Net claims and adjustment expenses as a percentage of net earned premiums.
(2) Policy acquisition costs and non-interest expenses net of commissions and processing fees as a percentage of net earned premiums.
(3) Sum of the claims loss and expense ratios.

Fiscal 2006 Targets

The performance targets established for the 2006 fiscal year are presented in the table below together with CWB's actual performance to date.

	2006 Target	**2006 YTD Performance [(1)]**
Net income growth	18% or greater	**28%**
Total revenue (teb) growth	15%	**18%**
Loan growth	12%	**25%**
Provision for credit losses as a percentage of average loans	0.22% or less	**0.20%**
Efficiency ratio (teb)	48% or less	**46.4%**
Return on equity	13% or greater	**14.2%**
Return on assets	1.05%	**1.09%**

(1) 2006 YTD Performance for earnings and revenue growth is the current year results over the same period in the prior year, loan growth is the increase over the past twelve months and performance for ratio targets is the current year-to-date results annualized.

CWB continues to surpass all 2006 annual performance targets and with 19% year-to-date loan growth has already realized its 17th consecutive year of double-digit loan growth. Year-to-date net income and revenue (teb) growth of 28% and 18% respectively are significantly higher than the established 12-month targets and new deal flow and credit quality remained strong. CWB maintained its industry-leading efficiency ratio and achieved further improvements to this measure through the third quarter.

The Bank continues to realize positive results from ongoing initiatives to improve return on equity. The issuance of non-dilutive, innovative Tier 1 capital subsequent to quarter end supports this key objective. The Bank will continue to execute and refine strategies for high quality growth across both business segments and our overall expectations are very positive through the remainder of fiscal 2006 and beyond.

This management's discussion and analysis is dated as of September 7, 2006.

Taxable Equivalent Basis (teb)

Most banks analyse revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividends received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate. The taxable equivalent basis does not have a standardized meaning prescribed by generally accepted accounting principles (GAAP) and therefore may not be comparable to similar measures presented by other banks.

Canadian Banking Industry

Comparative performance indicators of the Canadian banking industry referred to in this document are obtained from the published results of the other publicly-traded Schedule I banks (BMO Financial Group, Canadian Imperial Bank of Commerce, Laurentian Bank of Canada, National Bank of Canada, RBC Financial Group, Scotiabank and TD Bank Financial Group). Readers are cautioned that the banks in this industry group have operations and asset size that may not be directly comparable to each other or to Canadian Western Bank.

Forward-looking Statements

From time to time Canadian Western Bank (the "Bank") makes written and verbal forward-looking statements. Statements of this type are included in the Annual Report and reports to shareholders and may be included in filings with Canadian securities regulators or in other communications such as press releases and corporate presentations. Forward-looking statements include, but are not limited to, statements about the Bank's objectives and strategies, targeted and expected financial results and the outlook for the Bank's businesses or for the Canadian economy. Forward-looking statements are typically identified by the words "believe", "expect", "anticipate", "intend", "estimate", "may increase", "may impact" and other similar expressions or future or conditional verbs such as "will", "should", "would" and "could".

By their very nature, forward-looking statements involve numerous assumptions. A variety of factors, many of which are beyond the Bank's control, may cause actual results to differ materially from the expectations expressed in the forward-looking statements. These factors include, but are not limited to, fluctuations in interest rates and currency values, changes in monetary policy, changes in economic and political conditions, legislative and regulatory developments, the level of competition in the Bank's markets, the occurrence of weather related and other natural catastrophes, the accuracy of and completeness of information the Bank receives about customers and counterparties, the ability to attract and retain key personnel, the ability to complete and integrate acquisitions, reliance on third parties to provide components of the Bank's business infrastructure, changes in tax laws, technological developments, unexpected changes in consumer spending and saving habits, timely development and introduction of new products, and management's ability to anticipate and manage the risks associated with these factors. The preceding list is not exhaustive of possible factors. These and other factors should be considered carefully and readers are cautioned not to place undue reliance on these forward-looking statements. The Bank does not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time by it or on its behalf.

Consolidated Statement of Income

(unaudited) ($ thousands, except per share amounts)	For the three months ended July 31 2006	 April 30 2006	 July 31 2005	Change from July 31 2005	For the nine months ended July 31 2006	 July 31 2005	Change from July 31 2005
Interest Income							
Loans	$ **85,956**	$ 76,436	$ 63,726	35 %	$ **234,511**	$ 181,970	29 %
Securities	**8,448**	6,920	5,620	50	**21,705**	15,691	38
Deposits with regulated financial institutions	**3,106**	2,386	849	266	**7,547**	3,074	146
	97,510	85,742	70,195	39	**263,763**	200,735	31
Interest Expense							
Deposits	**52,718**	43,859	32,282	63	**135,571**	94,817	43
Subordinated debentures	**2,889**	2,798	1,905	52	**8,362**	5,645	48
	55,607	46,657	34,187	63	**143,933**	100,462	43
Net Interest Income	**41,903**	39,085	36,008	16	**119,830**	100,273	20
Provision for Credit Losses	**2,550**	2,550	2,500	2	**7,650**	7,600	1
Net Interest Income after Provision for Credit Losses	**39,353**	36,535	33,508	17	**112,180**	92,673	21
Other Income							
Credit related	**5,060**	4,595	4,504	12	**14,219**	11,652	(5)
Insurance, net (Note 2)	**4,046**	3,605	3,718	9	**11,051**	10,128	40
Trust services	**2,803**	2,685	2,095	34	**8,022**	5,983	34
Retail services	**1,639**	1,517	1,534	7	**4,700**	4,361	8
Gains on sale of securities	**12**	44	398	(97)	**161**	714	(77)
Foreign exchange gains and other	**382**	507	336	14	**1,338**	1,177	14
	13,942	12,953	12,585	11	**39,491**	34,015	16
Net Interest and Other Income	**53,295**	49,488	46,093	16	**151,671**	126,688	20
Non-interest Expenses							
Salaries and employee benefits	**16,586**	15,880	14,043	18	**47,922**	40,405	19
Premises and equipment	**4,328**	4,326	4,206	3	**12,821**	12,322	4
Other expenses	**4,539**	4,278	4,332	5	**13,064**	12,265	7
Provincial capital taxes	**485**	458	438	11	**1,412**	1,526	(7)
	25,938	24,942	23,019	13	**75,219**	66,518	13
Net Income Before Provision for Income Taxes	**27,357**	24,546	23,074	19	**76,452**	60,170	27
Provision for Income Taxes	**9,664**	7,879	7,862	23	**25,654**	20,593	25
Net Income	$ **17,693**	$ 16,667	$ 15,212	16 %	$ **50,798**	$ 39,577	28 %
Weighted average common shares outstanding	**30,786,981**	30,710,389	30,565,426	1 %	**30,707,770**	30,061,977	2 %
Earnings per Common Share							
Basic	$ **0.57**	$ 0.54	$ 0.50	14 %	$ **1.65**	$ 1.32	25 %
Diluted	**0.56**	0.52	0.49	14	**1.60**	1.27	26

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Balance Sheet

(unaudited) ($ thousands)		As at July 31 2006	As at April 30 2006	As at October 31 2005	As at July 31 2005	Change from July 31 2005
Assets						
Cash Resources						
Cash		**$ 3,104**	$ 3,020	$ 2,759	$ 2,442	27 %
Deposits with regulated financial institutions		**399,772**	324,800	228,441	120,447	232
Cheques and other items in transit		**4,751**	9,623	4,954	-	100
		407,627	337,443	236,154	122,889	232
Securities						
Issued or guaranteed by Canada		**341,094**	382,542	327,744	379,135	(10)
Issued or guaranteed by a province or municipality		**177,378**	112,277	139,235	156,951	13
Other securities		**329,832**	318,166	235,927	250,744	32
		848,304	812,985	702,906	786,830	8
Securities Purchased Under Resale Agreements		**-**	42,908	36,940	-	-
Loans						
Residential mortgages		**1,212,050**	1,120,121	944,122	839,696	44
Other loans		**4,305,949**	4,070,515	3,688,661	3,590,392	20
		5,517,999	5,190,636	4,632,783	4,430,088	25
Allowance for credit losses	(Note 3)	**(51,030)**	(46,581)	(42,520)	(45,442)	12
		5,466,969	5,144,055	4,590,263	4,384,646	25
Other						
Land, buildings and equipment		**21,144**	21,171	19,575	17,678	20
Goodwill		**6,933**	6,933	6,933	6,933	-
Intangible assets		**3,359**	3,495	3,766	3,902	(14)
Insurance related		**55,326**	54,127	56,955	53,423	4
Other assets		**61,459**	52,642	51,536	47,646	29
		148,221	138,368	138,765	129,582	14
Total Assets		**$ 6,871,121**	$ 6,475,759	$ 5,705,028	$ 5,423,947	27 %
Liabilities and Shareholders' Equity						
Deposits						
Payable on demand		**$ 352,014**	$ 334,765	$ 271,121	$ 239,550	47 %
Payable after notice		**1,167,065**	1,150,485	1,015,867	953,330	22
Payable on a fixed date		**4,425,597**	4,077,356	3,626,319	3,477,779	27
		5,944,676	5,562,606	4,913,307	4,670,659	27
Other						
Cheques and other items in transit		**26,082**	44,610	19,990	9,514	174
Insurance related		**114,256**	106,046	108,152	100,398	14
Other liabilities		**87,056**	78,680	77,463	69,843	25
		227,394	229,336	205,605	179,755	27
Subordinated Debentures						
Conventional	(Note 4)	**198,126**	198,126	128,126	128,126	55
Shareholders' Equity						
Capital stock		**214,445**	213,982	213,098	212,815	1
Contributed surplus		**4,656**	3,884	2,810	2,264	106
Retained earnings		**281,824**	267,825	242,082	230,328	22
		500,925	485,691	457,990	445,407	12
Total Liabilities and Shareholders' Equity		**$ 6,871,121**	$ 6,475,759	$ 5,705,028	$ 5,423,947	27 %

Consolidated Statement of Changes in Shareholders' Equity

(unaudited) ($ thousands)	*For the nine months ended* July 31 2006	 July 31 2005
Capital Stock		
Balance at beginning of period	**$ 213,098**	$ 167,125
Issued on exercise of employee stock options	**1,122**	3,199
Transferred from contributed surplus on exercise or exchange of options	**225**	17
Issued on debenture conversions	**-**	42,474
Balance at end of period	**214,445**	212,815
Contributed Surplus		
Balance at beginning of period	**2,810**	1,159
Amortization of fair value of employee stock options	**2,071**	1,122
Transferred to capital stock on exercise or exchange of options	**(225)**	(17)
Balance at end of period	**4,656**	2,264
Retained Earnings		
Balance at beginning of period	**242,082**	199,305
Net income	**50,798**	39,577
Dividends	**(11,056)**	(8,513)
Share issue costs, net of income taxes (2005 - $166)	**-**	(301)
Interest forgone on conversion by debenture holders, net of income taxes (2005 - $140)	**-**	260
Balance at end of period	**281,824**	230,328
Total Shareholders' Equity	**$ 500,925**	$ 445,407

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Statement of Cash Flows

(unaudited) ($ thousands)	For the three months ended July 31 2006	July 31 2005	For the nine months ended July 31 2006	July 31 2005
Cash Flows from Operating Activities				
Net income	$ **17,693**	$ 15,212	$ **50,798**	$ 39,577
Adjustments to determine net cash flows				
Provision for credit losses	**2,550**	2,500	**7,650**	7,600
Depreciation and amortization	**1,320**	1,306	**3,905**	4,008
Future income taxes, net	**(352)**	(993)	**(1,170)**	(3,140)
Gain on sale of securities, net	**(12)**	(398)	**(161)**	(714)
Accrued interest receivable and payable, net	**244**	(2,725)	**7,612**	(4,670)
Current income taxes payable, net	**3,494**	3,161	**(8,159)**	12,745
Other items, net	**2,655**	7,439	**10,509**	22,955
	27,592	25,502	**70,984**	78,361
Cash Flows from Financing Activities				
Deposits, net	**382,070**	148,582	**1,031,369**	402,871
Debentures issued	**-**	-	**70,000**	60,000
Common shares issued	**354**	68	**1,122**	3,199
Dividends	**(3,694)**	(3,058)	**(11,056)**	(8,513)
	378,730	145,592	**1,091,435**	457,557
Cash Flows from Investing Activities				
Interest bearing deposits with regulated financial institutions, net	**(66,583)**	13,341	**(153,284)**	63,385
Securities, purchased	**(509,954)**	(297,915)	**(1,499,642)**	(1,085,146)
Securities, sale proceeds	**89,448**	210,219	**561,404**	452,846
Securities, matured	**386,609**	114,109	**793,682**	385,150
Securities purchased under resale agreements, net	**42,908**	-	**36,940**	74,966
Loans, net	**(325,464)**	(230,627)	**(884,356)**	(462,132)
Land, buildings and equipment	**(1,157)**	(849)	**(5,066)**	(2,780)
	(384,193)	(191,722)	**(1,150,322)**	(573,711)
Change in Cash and Cash Equivalents	**22,129**	(20,628)	**12,097**	(37,793)
Cash and Cash Equivalents at Beginning of Period	**(6,442)**	2,621	**3,590**	19,786
Cash and Cash Equivalents at End of Period *	$ **15,687**	$ (18,007)	$ **15,687**	$ (18,007)
* Represented by:				
Cash resources per consolidated balance sheet	$ **407,627**	$ 122,889	$ **407,627**	$ 122,889
Interest bearing deposits with regulated financial institutions	**(365,858)**	(131,382)	**(365,858)**	(131,382)
Cheques and other items in transit (included in Other Liabilities)	**(26,082)**	(9,514)	**(26,082)**	(9,514)
Cash and Cash Equivalents at End of Period	$ **15,687**	$ (18,007)	$ **15,687**	$ (18,007)
Supplemental Disclosure of Cash Flow Information				
Amount of interest paid in the period	$ **51,335**	$ 36,182	$ **130,070**	$ 102,520
Amount of income taxes paid in the period	**6,523**	5,694	**34,983**	10,988

The accompanying notes are an integral part of the interim consolidated financial statements.

(unaudited)
($ thousands, except per share amounts)

1. Basis of Presentation

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), including the accounting requirements of the Superintendent of Financial Institutions Canada (OSFI), using the same accounting policies as the audited consolidated financial statements for the year ended October 31, 2005. Under Canadian GAAP, additional disclosures are required in annual financial statements and accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2005 as set out on pages 45 to 70 of the Bank's 2005 Annual Report.

2. Insurance Income

Insurance income reported in other income on the consolidated statement of income is presented net of claims, adjustment and policy acquisition expenses:

	For the three months ended			For the nine months ended	
	July 31 2006	April 30 2006	July 31 2005	**July 31 2006**	July 31 2005
Net earned premiums	**$ 22,086**	$ 19,138	$ 17,255	**$ 60,965**	$ 47,779
Commissions and processing fees	**1,261**	1,159	1,601	**3,499**	4,926
Net claims and adjustment expenses	**(14,179)**	(12,173)	(11,114)	**(39,732)**	(30,757)
Policy acquisition costs	**(5,122)**	(4,519)	(4,024)	**(13,681)**	(11,820)
Insurance income, net	**$ 4,046**	$ 3,605	$ 3,718	**$ 11,051**	$ 10,128

3. Allowance for Credit Losses

	For the three months ended			For the nine months ended	
	July 31 2006	April 30 2006	July 31 2005	**July 31 2006**	July 31 2005
Balance at beginning of period	**$ 46,581**	$ 44,670	$ 43,808	**$ 42,520**	$ 39,320
Provision for credit losses	**2,550**	2,550	2,500	**7,650**	7,600
Write-offs	**(102)**	(673)	(924)	**(1,199)**	(1,699)
Recoveries	**2,001**	34	58	**2,059**	221
Balance at end of period	**$ 51,030**	$ 46,581	$ 45,442	**$ 51,030**	$ 45,442

	As at July 31 2006	As at April 30 2006	As at July 31 2005
Specific allowance	**$ 5,290**	$ 5,728	$ 11,386
General allowance	**45,740**	40,853	34,056
Total allowance	**$ 51,030**	$ 46,581	$ 45,442

4. Subordinated Debentures

On November 21, 2005, the Bank issued $70,000 of conventional subordinated debentures with a fixed interest rate of 5.426% until November 21, 2010. Thereafter the rate will be reset quarterly at the Canadian dollar CDOR 90-day Bankers' Acceptance rate plus 180 basis points until maturity on November 21, 2015. The Bank may redeem the debentures on or after November 22, 2010 with the approval of OSFI.

5. Capital Stock and Employee Stock Options

Capital Stock

	For the three months ended			
	July 31, 2006		July 31, 2005	
	Number of Shares	**Amount**	Number of Shares	Amount
Common Shares				
Outstanding at beginning of period	**30,763,998**	**$ 213,982**	30,533,885	$ 212,731
Issued on exercise or exchange of options	**82,866**	**354**	43,204	67
Transferred from contributed surplus on exercise or exchange of options		**109**	-	17
Issued on conversion of debentures		**-**	-	-
Outstanding at end of period	**30,846,864**	**$ 214,445**	30,577,089	$ 212,815

	For the nine months ended			
	July 31, 2006		July 31, 2005	
	Number of shares	**Amount**	Number of Shares	Amount
Common Shares				
Outstanding at beginning of period	**30,613,634**	**$ 213,098**	27,330,260	$ 167,125
Issued on exercise or exchange of options	**233,230**	**1,122**	461,685	3,199
Transferred from contributed surplus on exercise or exchange of options	**-**	**225**	-	17
Issued on conversion of debentures	**-**	**-**	2,785,144	42,474
Outstanding at end of period	**30,846,864**	**$ 214,445**	30,577,089	$ 212,815

Employee Stock Options

	For the three months ended			
	July 31, 2006		July 31, 2005	
	Number of Options	**Weighted Average Exercise Price**	Number of Options	Weighted Average Exercise Price
Balance at beginning of period	**2,223,570**	**$ 20.41**	1,995,492	$ 15.88
Granted	**548,500**	**42.92**	135,500	27.59
Exercised or exchanged	**(98,000)**	**10.43**	(67,930)	11.11
Forfeited	**-**	**-**	(28,500)	16.50
Balance at end of period	**2,674,070**	**$ 25.39**	2,034,562	$ 16.81

	For the nine months ended			
	July 31, 2006		July 31, 2005	
	Number of Options	**Weighted Average Exercise Price**	Number of Options	Weighted Average Exercise Price
Balance at beginning of period	**2,390,012**	**$ 19.56**	2,521,470	$ 14.93
Granted	**579,000**	**42.55**	145,500	27.23
Exercised or exchanged	**(282,192)**	**11.23**	(590,908)	(11.31)
Forfeited	**(12,750)**	**23.78**	(41,500)	(17.21)
Balance at end of period	**2,674,070**	**$ 25.39**	2,034,562	$ 16.81
Exercisable at end of period	**346,170**	**$ 10.87**	488,462	$ 10.17

The terms of the share incentive plan allow the holders of vested options a cashless settlement alternative whereby the option holder can either (a) elect to receive shares by delivering cash to the Bank in the amount of the option exercise price or (b) elect to receive the number of shares equivalent to the excess of the market value of the shares under option over the exercise price. Of the 282,192 options (2005 - 590,908) exercised or exchanged in the nine months ended July 31, 2006, option holders exchanged the rights to 190,492 options (2005 - 297,514) and received 141,530 shares (2005 - 168,291) in return under the cashless settlement alternative.

In the nine months ended July 31, 2006, salary expense of $2,071 (2005 - $1,122) was recognized relating to the estimated fair value of options granted since November 1, 2002. The fair value of options granted was estimated using a binomial option pricing model with the following variables and assumptions: (i) risk-free interest rate of 4.3% (2005 - 3.2%), (ii) expected option life of 4.5 years (2005 - 4.0 years), (iii) expected volatility of 19% (2005 - 18%), and (iv) expected dividends of 1.1% (2005 - 1.5%). The weighted average fair value of options granted was estimated at $8.68 (2005 - $4.35) per share.

During the second quarter, 750,000 additional options (including 390,750 granted in the fourth quarter of 2005) received shareholder and Toronto Stock Exchange (TSX) approval. Of the 548,500 options granted during the third quarter, 160,000 options were granted subject to shareholder and TSX approval.

6. Contingent Liabilities and Commitments

Significant contingent liabilities and commitments, including guarantees provided to third parties, are discussed in Note 20 of the Bank's audited consolidated financial statements for the year ended October 31, 2005 (see page 63 of the 2005 Annual Report) and include:

	As at July 31 2006	As at April 30 2006	As at July 31 2005
Guarantees and standby letters of credit			
Balance outstanding	**$ 138,626**	$ 136,550	$ 109,976
Business credit cards			
Total approved limit	**7,433**	5,855	3,433
Balance outstanding	**1,504**	1,208	933

In the ordinary course of business, the Bank and its subsidiaries are party to legal proceedings. Based on current knowledge, the Bank does not expect the outcome of any of these proceedings to have a material effect on the consolidated financial position or results of operations.

7. Trust Assets Under Administration

Trust assets under administration represent assets held for personal and corporate trust clients, administered by subsidiaries, and are kept separate from the subsidiaries' own assets. Trust assets under administration are not reflected in the consolidated balance sheet and relate to the banking and trust segment.

	As at July 31 2006	As at April 30 2006	As at July 31 2005
Trust assets under administration	**$ 3,192,116**	$ 3,105,873	$ 2,788,785

8. Interest Rate Sensitivity

The Bank's exposure to interest rate risk as a result of a difference or gap between the maturity or repricing behavior of interest sensitive assets and liabilities, including off-balance sheet items, is discussed in Note 23 of the audited consolidated financial statements for the year ended October 31, 2005 (see page 65 of the 2005 Annual Report). The following table shows the gap position for selected time intervals.

($ millions)	Floating Rate or Within 1 Month	1 to 3 Months	3 Months to 1 Year	Total Within 1 Year	1 Year to Five Years	Over 5 Years	Non-interest Sensitive	Total
July 31, 2006								
Total assets	**$ 2,957**	**$ 448**	**$ 1,384**	**$ 4,789**	**$ 2,445**	**$ 171**	**$ 151**	**$ 7,556**
Total liabilities and equity	**3,177**	**569**	**1,259**	**5,005**	**1,870**	**11**	**670**	**7,556**
Interest rate sensitive gap	**$ (220)**	**$ (121)**	**$ 125**	**$ (216)**	**$ 575**	**$ 160**	**$ (519)**	**$ -**
Cumulative gap	**$ (220)**	**$ (341)**	**$ (216)**	**$ (216)**	**359**	**$ 519**	**$ -**	**$ -**
Cumulative gap as a percentage of total assets	**(2.9%)**	**(4.5%)**	**(2.9%)**	**(2.9%)**	**4.8%**	**6.9%**	**0.0%**	**0.0%**
April 30, 2006								
Cumulative gap	$ (119)	$ (60)	$ (64)	$ (64)	$ 351	$ 520	$ -	$ -
Cumulative gap as a percentage of total assets	(1.7%)	(0.8%)	(0.9%)	(0.9%)	4.9%	7.2%	0.0%	0.0%
July 31, 2005								
Cumulative gap	$ (213)	$ (301)	$ (80)	$ (80)	$ 398	$ 498	$ -	$ -
Cumulative gap as a Percentage of total assets	(3.4%)	(4.8%)	(1.3%)	(1.3%)	6.4%	8.0%	0.0%	0.0%

9. Segmented Information

The Bank operates principally in two industry segments - banking and trust, and insurance. These two segments differ in products and services but are both within the same geographic region. The banking and trust segment provides services primarily to personal clients and small to medium-sized commercial business clients in western Canada. The insurance segment provides home and automobile insurance direct to individuals in British Columbia and Alberta.

	Banking and Trust			Insurance		
	Three months ended			Three months ended		
	July 31 2006	April 30 2006	July 31 2005	**July 31 2006**	April 30 2006	July 31 2005
Net interest income (teb)[1]	**$ 42,071**	$ 39,260	$ 36,287	**$ 871**	$ 798	$ 677
Less teb adjustment	**969**	914	941	**70**	59	15
Net interest income per financial statements	**41,102**	38,346	35,346	**801**	739	662
Other income[2]	**9,889**	9,389	8,709	**4,053**	3,564	3,876
Total revenues	**50,991**	47,735	44,055	**4,854**	4,303	4,538
Provision for credit losses	**2,550**	2,550	2,500	**-**	-	-
Non-interest expenses	**23,746**	22,982	21,039	**2,192**	1,960	1,980
Provision for income taxes	**8,919**	7,094	6,957	**745**	785	905
Net income	**$ 15,776**	$ 15,109	$ 13,559	**$ 1,917**	$ 1,558	$ 1,653
Average total assets ($ millions)[3]	**$ 6,459**	$ 6,086	$ 5,204	**$ 149**	$ 140	$ 130

	Total		
	Three months ended		
	July 31 2006	April 30 2006	July 31 2005
Net interest income (teb)[1]	**$ 42,942**	$ 40,058	$ 36,964
Less teb adjustment	**1,039**	973	956
Net interest income per financial statements	**41,903**	39,085	36,008
Other income[2]	**13,942**	12,953	12,585
Total revenues	**55,845**	52,038	48,593
Provision for credit losses	**2,550**	2,550	2,500
Non-interest expenses	**25,938**	24,942	23,019
Provision for income taxes	**9,664**	7,879	7,862
Net income	**$ 17,693**	$ 16,667	$ 15,212
Average total assets ($ millions)[3]	**$ 6,608**	$ 6,226	$ 5,334

	Banking and Trust		Insurance		Total	
	Nine months ended		Nine months ended		Nine months ended	
	July 31 2006	July 31 2005	**July 31 2006**	July 31 2005	**July 31 2006**	July 31 2005
Net interest income (teb)[1]	**$ 120,278**	$ 101,184	**$ 2,436**	$ 1,728	**$ 122,714**	$ 102,912
Less teb adjustment	**2,720**	2,624	**164**	15	**2,884**	2,639
Net interest income per financial statements	**117,558**	98,560	**2,272**	1,713	**119,830**	100,273
Other income[2]	**28,339**	23,659	**11,152**	10,356	**39,491**	34,015
Total revenues	**145,897**	122,219	**13,424**	12,069	**159,321**	134,288
Provision for credit losses	**7,650**	7,600	**-**	-	**7,650**	7,600
Non-interest expenses	**69,100**	60,849	**6,119**	5,669	**75,219**	66,518
Provision for income taxes	**23,316**	18,177	**2,338**	2,416	**25,654**	20,593
Net income	**$ 45,831**	$ 35,593	**$ 4,967**	$ 3,984	**$ 50,798**	$ 39,577
Average total assets ($ millions)[3]	**$ 6,092**	$ 5,044	**$ 143**	$ 124	**$ 6,235**	$ 5,168

(1) Taxable Equivalent Basis (teb) - Most banks analyse revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividends received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate. The taxable equivalent basis does not have a standardized meaning prescribed by generally accepted accounting principles (GAAP) and therefore may not be comparable to similar measures presented by other banks.

(2) Other income for the insurance segment is presented net of net claims, adjustment expenses and policy acquisition expenses.

(3) Assets are disclosed on an average daily balance basis as this measure is most relevant to a financial institution and is the measure reviewed by management.

10. Subsequent Event

Canadian Western Bank Capital Trust (CWB Trust) is a newly formed open-end trust with all voting trust capital securities held by the Bank. On August 31, 2006, CWB Trust issued 105,000 non-voting trust capital securities – Series 1 (WesTS) to institutional investors. The $105,000 gross proceeds of the issue were used by CWB Trust to acquire a $105,000 deposit note from the Bank. Both the WesTS and deposit note will bear interest at 6.199% until December 31, 2016 and thereafter at the CDOR 180-day Bankers' Acceptance rate plus 2.55%. The WesTS qualify as Tier 1 regulatory capital of the Bank.

On or after December 31, 2011, CWB Trust may, at its option, redeem the WesTS, in whole or in part, without the consent of the holders, subject to OSFI approval.

Holders of WesTS may, at any time, exchange each $1 WesTS for 40 First Preferred Shares Series 1 of the Bank. CWB's First Preferred Shares Series 1 pay semi-annual non-cumulative cash dividends with an annual yield of 4.00% and will be redeemable at the option of the Bank, with OSFI approval, on or after December 31, 2011, but not at the option of the holders. This exchange right will be effected through the conversion by CWB Trust of the corresponding amount of the deposit note of the Bank. The WesTS exchanged for the Bank's First Preferred Shares Series 1 will be cancelled by CWB Trust.

Each WesTS will be exchanged automatically, without the consent of the holders, for 40 First Preferred Shares Series 2 of CWB, upon the occurrence of specified solvency or regulatory capital events. The Bank's Preferred Shares Series 2 pay semi-annual non-cumulative cash dividends with an annual yield of 5.25% and will be redeemable at the option of the Bank, with OSFI approval, on or after December 31, 2011, but not at the option of the holders.

No cash distributions will be payable by CWB Trust on WesTS if the Bank fails to declare regular dividends on its preferred shares or, if no preferred shares are outstanding, on its common shares. In this case, the undistributed funds of CWB Trust will be paid to the Bank as holder of the voting trust capital securities. Should CWB Trust fail to pay the semi-annual distributions in full on the WesTS, the Bank will not declare dividends on any of its common and preferred shares for a specified period of time.

11. Future Accounting Changes

Stock Based Compensation

The Canadian Institute of Chartered Accountants (CICA) has issued a new Emerging Issues Committee Abstract regarding *Stock Based Compensation for Employees Eligible to Retire Before the Vesting Date.* Under the new accounting requirements, the estimated fair value of options granted to employees who are eligible to retire within the vesting period will be recognized over the required period of service rather than the grant's vesting period. This change will be applied retroactively in the fourth quarter for all options granted after November 1, 2002. This change in accounting policy is expected to decrease net income by approximately $412 in 2006 ($930 cumulative in prior years) and diluted earnings per share by approximately $0.01 in 2006.

Financial Instruments

The CICA has issued three new accounting standards: *Financial Instruments – Recognition and Measurement, Hedges, and Comprehensive Income,* which are effective for the Bank as of November 1, 2006. As a result of adopting these standards, a new category, Other Comprehensive Income, will be added to Shareholders' Equity and certain unrealized gains or losses will be reported in other comprehensive income until realization. The impact of these new standards on the Bank's financial statements is not yet determinable as it will be dependant on the Bank's outstanding positions and their fair values at the time of implementation.

12. Comparative Figures

Certain of the comparative figures have been reclassified to conform to the current period's presentation.

Head Office
Canadian Western Bank & Trust
Suite 2300, Canadian Western Bank Place
10303 Jasper Avenue
Edmonton, AB T5J 3X6
Telephone: (780) 423-8888
Fax: (780) 423-8897
Website: www.cwbank.com

Subsidiary Offices
Canadian Western Trust Company
Suite 600, 750 Cambie Street
Vancouver, BC V6B 0A2
Telephone: (800) 663-1124
Fax: (604) 669-6069
Website: www.cwt.ca

Canadian Direct Insurance Incorporated
Suite 600, 750 Cambie Street
Vancouver, BC V6B 0A2
Telephone: (604) 699-3678
Fax: (604) 699-3851
Website: www.canadiandirect.com

Valiant Trust Company
Suite 310, 606 – 4th Street S.W.
Calgary, AB T2P 1T1
Telephone: (403) 233-2801
Fax: (403) 233-2857
Website: www.valianttrust.com

Stock Exchange Listing
The Toronto Stock Exchange
Share Symbol: CWB

Transfer Agent and Registrar
Valiant Trust Company
Suite 310, 606 – 4th Street S.W.
Calgary, AB T2P 1T1
Telephone: (403) 233-2801
Fax: (403) 233-2857

Website: www.valianttrust.com
E-mail: inquiries@valianttrust.com

Investor Relations
For further financial information contact:
Kirby Hill
Senior Manager, Investor and Public Relations
Canadian Western Bank
Telephone: (780) 441-3770
Toll-free: 1-800-836-1886
Fax: (780) 423-8899
E-mail: InvestorRelations@cwbank.com

Online Investor Information
Additional investor information including supplemental financial information and a corporate presentation is available on our website at www.cwbank.com.

Complaints or Concerns Regarding Accounting, Internal Accounting Controls or Auditing Matters
Please contact either:

Tracey C. Ball
Executive Vice President and Chief Financial Officer
Canadian Western Bank
Telephone: (780) 423-8855
Fax: (780) 423-8899
E-mail: tracey.ball@cwbank.com

or

Robert A. Manning
Chairman of the Audit Committee
c/o 210 – 5324 Calgary Trail
Edmonton, AB T6H 4J8
Telephone: (780) 438-2626
Fax: (780) 438-2632
E-mail: rmanning@shawbiz.ca

Quarterly Conference Call and Webcast
Our quarterly conference call and live audio webcast will take place on Thursday, September 7, 2006 at 3:30 p.m. ET. The webcast will be archived on our website at www.cwbank.com for sixty days. A replay of the conference call will be available until September 21, 2006 by dialing (416) 640-1917 or toll free (877) 289-8525 and entering passcode 21176305#.